================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  F O R M  6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER, 2002

                            ON TRACK INNOVATIONS LTD.
                              (Name of Registrant)


          Z.H.R. INDUSTRIAL ZONE, P.O. BOX 32, ROSH-PINA, ISRAEL, 12000
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F  /X/     FORM 40-F  / /

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): / /

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): / /

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                    YES / /   NO /X/

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________

================================================================================

                            ON TRACK INNOVATIONS LTD.



6-K Items
---------


1.       On Track Innovations Ltd. Press Release dated November 12, 2002.

                                                                          ITEM 1

          OTI
ON TRACK INNOVATIONS LTD.
  Science - Non Fiction



         OTI SHARES START TRADING ON NASDAQ




            ROSH PINA, ISRAEL - NOVEMBER 12, 2002 - ON TRACK INNOVATIONS LTD.,
(OTI) (NASDAQ: OTIV, NEUER MARKT: OT5), the global provider of contactless smart card technology and product solutions, begins trading of its common shares today on NASDAQ under the ticker symbol OTIV.

            "This move provides us the important access to US capital markets and promises to support our current and future business activities in the US," stated Oded Bashan, Chairman, President and CEO of OTI. "We already have an investor base through our Neuer Markt listed shares in Europe, but the ability of the American institutions and individuals to get involved in OTI directly via NASDAQ will improve our liquidity and shareholder value."

         On Track Innovations Ltd. (OTI) is a world leader in the design and development of contactless microprocessor-based smart card technology. The company's technology platform consists of smart cards, readers, application development software, and highly secure communications technology for reliable transmission of data throughout the system, especially between card and reader. OTI's patented technology has been implemented in a variety of contactless smart card solutions, including:

     o SmartID - a solution that enables authentication of users through biometrics technology on a contactless smart card, targeted to government agencies, airports and other secure locations. Some of the projects to use this product include the Border crossing between Israel and the Palestinian Authority, Israeli government agencies, and other secure access environments.

     o EasyFuel - wireless system for retail vehicles and commercial fleets which eliminates fraud and improving cash handling, while providing billing and information processing. This system is in place with BP (FuelMaster), Mobil in Latin America, Turcas and more.

     o Campus - integrating corporate or university identification and payment methods on a single contactless smart card, the campus solution is in place throughout Europe and Israel.

     o EasyPark - an in-vehicle parking meter solution, in place nationwide in Israel.

     o Micropayments - a solution for cashless payment and loyalty programs for the micro payment environment.

            OTI reported a 10 percent increase in revenues for the first six months of 2002 and operating loss was down 62 percent during the same time period.

            OTI, which has offices and operations in five continents including marketing and technical support operations in Cupertino, CA, is currently focusing on expanding its presence in its current markets while continuing to establish a stronghold in the US contactless smart card area, that is forecasted to grow rapidly.

            Mr. Bashan concluded: "We have substantially strengthened our corporate infrastructure and are currently exploring how to best leverage the commercial opportunities that can be serviced by our superior technology and solutions. Our NASDAQ listing will benefit our customers as well as our shareholders and provide exposure and visibility to our projects in place in the US."

         OTI WILL CONDUCT A LISTING CEREMONY ON NASDAQ MARKETSITE TODAY BEGINNING AT 1:00 PM EST.


About OTI

ESTABLISHED IN 1990, OTI (ON TRACK INNOVATIONS) DESIGNS AND DEVELOPS CONTACTLESS MICROPROCESSOR-BASED SMART CARD TECHNOLOGY TO ADDRESS THE NEEDS OF A WIDE VARIETY OF MARKETS. APPLICATIONS DEVELOPED BY OTI INCLUDE PRODUCT SOLUTIONS FOR MASS TRANSIT, PARKING, GAS MANAGEMENT SYSTEMS, LOYALTY SCHEMES, ID AND SECURE CAMPUSES. OTI HAS A GLOBAL NETWORK OF REGIONAL OFFICES TO MARKET AND SUPPORT ITS PRODUCTS. THE COMPANY WAS AWARDED THE PRESTIGIOUS ESCAT AWARD FOR SMART CARD INNOVATION IN BOTH 1998 AND 2000. VISIT OTI ON THE INTERNET AT WWW.OTIGLOBAL.COM.




For more information contact:
COMPANY                                  Investors                                 Investors
OHAD BASHAN                              MARILENA LAROSA                           CAN ONEN
President & CEO, OTI America Inc.        Investor Relations                        Investor Relations
408-252-0333 ext. 101                    212-983-1702 ext. 208                     212-983-1702 ext. 212
ohad.bashan@otiamerica.com               mlarosa@annemcbride.com                   conen@annemcbride.com


         This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ON TRACK INNOVATIONS LTD.
                                                  (Registrant)



                                      By   /s/ Oded Bashan
                                           -----------------------------------
                                           Oded Bashan
                                           President, Chief Executive Officer
                                           And Chairman




Date: November 13, 2002